EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 24, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

ITEM 1

terra lycos

TERRA LYCOS

Second Quarter 2002 Results

July [illegible], 2002

2Q ´02 RESULTS

Highlights

terra lycos

[illegible]

2Q´02 RESULTS

Total Revenues

Total Revenues



In Constant Euros (= 1Q 02 euros)

In Current Euros (= 2Q 02 euros)

2Q´02 Revenues

2Q´02 Revenues


2Q´02 at Current Euros
2Q´02 at 1Q´02 Euros
2Q´02 at 2Q´01 Euros

2Q´02 RESULTS

Revenue Mix

Business Mix


44 %
56 %
40 %
60 %

Geography Mix


58 %
42 %
56 %
44 %

2Q´02 RESULTS

Subscribers

Total Access, Communication Services & Portal Subscribers



1.8
3.1
2.3
2.8

United States: Media


Media Revenues
In Constant Euros
(= 1Q 02 euros)
In Current Euros
(= 2Q 02 euros)

2Q´02 RESULTS

LATAM & Spain: Media

Media Revenues



In Constant Euros (= 1Q 02 euros)

In Current Euros (= 2Q 02 euros)

2Q´02 RESULTS

Access

terra lycos

Access Revenues



In Constant Euros (= 1Q 02 euros)

In Current Euros (= 2Q 02 euros)

2Q´02 RESULTS

EBITDA Margin


EBITDA
-36%
-20.1 %
-36%
-20 %
In Constant Euros
(= 1Q 02 euros)
In Current Euros
(= 2Q 02 euros)

TERRA LYCOS

Second Quarter 2002 Results

ITEM 2

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE - RELEVANT FACT

For the third quarter of this year, applying a Q2/02 constant Euro exchange rate, we are expecting revenues to be in the 165 to 175 million Euro range, with a negative EBITDA margin from – 19% to – 16% of revenue.

Madrid, July 24, 2002

Elías Rodríguez-Viña Cancio
Chief Financial Officer of Terra Networks, S.A.

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. Certain factors affecting such forward-looking statements are described in the company's filings with the Securities and Exchange Commission, including the company's annual report on Form 20-F under the heading "Risk Factors".

Sent by fax to the number: 91 585 1662, to the attention of the Markets Director, pursuant to the Circular Letter 14/1998 of the CNMV.

COMISION NACIONAL DEL MERCADO DE VALORES

COMUNICACIÓN DE HECHO RELEVANTE

TERRA NETWORKS, S.A., de conformidad con lo establecido en el artículo 82 de la Ley de Mercado de Valores procede por medio del presente escrito a comunicar el siguiente

HECHO RELEVANTE

Para el tercer trimestre de este año, manteniéndose constante el tipo de cambio del euro del segundo trimestre del año 2002, estimamos que los ingresos estarán en el entorno de 165 a 175 millones de euros, con un EBITDA negativo situado entre el –19% y el –16% de los ingresos.

En Madrid, a 24 de julio de 2002.

Elías Rodríguez-Viña Cancio
Director General Financiero de Terra Networks, S.A.

Enviado vía fax al número 91 585 16 62, a la atención del Director del Area de Mercados, según Carta Circular de la CNMV 14/1998

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: July 24, 2002 By: ______________________

Name: Jose Francisco Mateu Isturiz

Title: Vice Secretary - Board of Directors